Exhibit 77(q-1)(a)(4)

                     AMENDMENT NO. 10 TO TRUST INSTRUMENT OF
                                ING FUNDS TRUST

              Abolition of Class of Shares of Beneficial Interest

                           Effective: August 25, 2003

     THIS AMENDMENT NO. 10 TO THE TRUST INSTRUMENT OF ING FUNDS TRUST, a Delaware business trust (the "Trust"), dated July 30, 1998 (the "Trust Instrument"), as amended, reflects resolutions adopted by the Board of Trustees on August 21, 2003, with respect to ING Classic Money Market Fund, a series of the Trust (the "Fund"), acting pursuant to Section 2.6 and Section 11.4 of the Trust Instrument of the Trust. The resolutions serve to abolish Class I shares, and the establishment and designation thereof, there being no shares of such class outstanding at the time of its abolition.